# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Barnes & Noble Education, Inc., CIK 0001634117
CUSIP: 06777U200
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 120 MOUNTAIN VIEW BOULEVARD, BASKING RIDGE, New Jersey (NJ), 07920
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001660086

## Reporting persons
- Springhouse Capital (U.S.), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,729,587; sole dispositive power 0; shared dispositive power 1,729,587; aggregate amount beneficially owned 1,729,587 (5.08% of the class)
- Springhouse Capital Management, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,729,587; sole dispositive power 0; shared dispositive power 1,729,587; aggregate amount beneficially owned 1,729,587 (5.08% of the class)
- Springhouse Asset Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,729,587; sole dispositive power 0; shared dispositive power 1,729,587; aggregate amount beneficially owned 1,729,587 (5.08% of the class)
- Brian Gaines: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 172,320; shared voting power 1,729,587; sole dispositive power 172,320; shared dispositive power 1,729,587; aggregate amount beneficially owned 1,901,907 (5.58% of the class)
- Springhouse Capital Management G.P., LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,729,587; sole dispositive power 0; shared dispositive power 1,729,587; aggregate amount beneficially owned 1,729,587 (5.08% of the class)

## Item 1. Issuer
Name of issuer: Barnes & Noble Education, Inc.
Address of issuer's principal executive offices: 120 MOUNTAIN VIEW BOULEVARD, BASKING RIDGE, NJ, 07920

## Item 2. Person Filing
Name of person filing:
(i) Springhouse Capital (U.S.), L.P. (the "Fund")
(ii) Springhouse Capital Management, L.P. ("Management")
(iii) Springhouse Asset Management LLC ("General Partner")
(iv) Brian Gaines
(v) Springhouse Capital Management G.P., LLC ("General Partner")
Address of principal business office or, if none, residence: 18 Burr Farms Road, Westport, Connecticut 06880
Citizenship:
(i) Springhouse Capital (U.S.), L.P. (the "Fund") - Delaware limited partnership
(ii) Springhouse Capital Management, L.P. ("Management") - Delaware limited partnership
(iii) Springhouse Asset Management LLC ("General Partner") - Delaware limited liability company
(iv) Brian Gaines - United States Citizen
(v) Springhouse Capital Management G.P., LLC ("General Partner") - Delaware Limited Liability Company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
(i) Springhouse Capital (U.S.), L.P. (the "Fund") - 1729587
(ii) Springhouse Capital Management, L.P. ("Management") - 1729587
(iii) Springhouse Asset Management LLC ("General Partner") - 1729587
(iv) Brian Gaines - 1901907
(v) Springhouse Capital Management G.P., LLC ("General Partner") - 1729587
Percent of class:
(i) Springhouse Capital (U.S.), L.P. (the "Fund") - 5.08 %
(ii) Springhouse Capital Management, L.P. ("Management") - 5.08 %
(iii) Springhouse Asset Management LLC ("General Partner") - 5.08 %
(iv) Brian Gaines - 5.58 %
(v) Springhouse Capital Management G.P., LLC ("General Partner") - 5.08 %
Sole power to vote or to direct the vote:
(i) Springhouse Capital (U.S.), L.P. (the "Fund") - 0
(ii) Springhouse Capital Management, L.P. ("Management") - 0
(iii) Springhouse Asset Management LLC ("General Partner") - 0
(iv) Brian Gaines - 172320
(v) Springhouse Capital Management G.P., LLC ("General Partner") - 0
Shared power to vote or to direct the vote:
(i) Springhouse Capital (U.S.), L.P. (the "Fund") - 1729587
(ii) Springhouse Capital Management, L.P. ("Management") - 1729587
(iii) Springhouse Asset Management LLC ("General Partner") - 1729587
(iv) Brian Gaines - 1729587
(v) Springhouse Capital Management G.P., LLC ("General Partner") - 1729587
Sole power to dispose or to direct the disposition:
(i) Springhouse Capital (U.S.), L.P. (the "Fund") - 0
(ii) Springhouse Capital Management, L.P. ("Management") - 0
(iii) Springhouse Asset Management LLC ("General Partner") - 0
(iv) Brian Gaines - 172320
(v) Springhouse Capital Management G.P., LLC ("General Partner") - 0
Shared power to dispose or to direct the disposition:
(i) Springhouse Capital (U.S.), L.P. (the "Fund") - 1729587
(ii) Springhouse Capital Management, L.P. ("Management") - 1729587
(iii) Springhouse Asset Management LLC ("General Partner") - 1729587
(iv) Brian Gaines - 1729587
(v) Springhouse Capital Management G.P., LLC ("General Partner") - 1729587

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not applicable

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not applicable

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not applicable

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not applicable

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Springhouse Capital (U.S.), L.P.: /s/ Brian Gaines, Brian Gaines (11/14/2025)
- Springhouse Capital Management, L.P.: /s/ Brian Gaines, Brian Gaines (11/14/2025)
- Springhouse Asset Management LLC: /s/ Brian Gaines, Brian Gaines (11/14/2025)
- Brian Gaines: /s/ Brian Gaines, Brian Gaines (11/14/2025)
- Springhouse Capital Management G.P., LLC: /s/ Brian Gaines, Brian Gaines (11/14/2025)